Petrominerales

November 27, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd./Petrominerales Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

JRodier

BEST AVAILABLE COPY

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH Avenue SW, Calgary, Alberta, Canada, T2P 4H4 Main: (403) 750-4400 Fax: (403) 266-5794

Petrominerales

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROMINERALES PRICES CONVERTIBLE DEBT OFFERING

Bogotá, Colombia – November 26, 2007 – Petrominerales Ltd. ("**Petrominerales**" or the "**Company**") (TSX: PMG), a 76.6 percent owned subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") (TSX/OSLO: PBG), is pleased to announce pricing of the previously announced private placement of convertible notes due December 2010 (the "**Notes**") with an offering size of US$100 million principal amount (the "**Offering**"). This amount includes the exercise of an option that Petrominerales had granted ABG Sundal Collier Norge ASA ("**ABG**") for an additional US$20 million. The Offering is being conducted through a syndicate led by ABG and includes Haywood Securities Inc.

The Notes are convertible into common shares of the Petrominerales, have an annual coupon of 3.375% and an initial conversion price of US$27.3485, representing a conversion premium of 38% to Petrominerales' volume weighted average common share price on November 26, 2007, converted at an exchange rate of Cdn.$1.00=US$1.0145. Petrominerales will have an option to call the Notes after two years from the date of issue, should the price of the Company's common shares exceed 130% of the prevailing conversion price of the Notes over a specified period. The Offering is expected to close on or about December 6, 2007.

The proceeds of the Offering will be used for general corporate purposes, including but not limited to, acceleration of Petrominerales' drilling, seismic and development plans and general corporate purposes.

The Notes are offered solely to investors outside of Canada and the United States on a private placement basis. ABG is acting as sole bookrunner for the Offering. The Offering is subject to certain approvals, including the approval of the Toronto Stock Exchange.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil from three blocks in Colombia and has contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 76.6 percent owned by Petrobank Energy and Resources Ltd. (TSX/OSLO: PBG).

Forward-Looking Statements

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to a convertible debt offering. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign

currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Important Notes

Neither the Notes nor the underlying common shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") and neither the Notes nor the underlying common shares may be offered or sold within the United States or to US Persons (as defined in Regulation S under the US Securities Act ("Regulation S")), except pursuant to an exemption from, or in a transaction not subject to, registration under the US Securities Act. There will be no public offer of the Notes in the United States. The communication does not constitute an offer of securities for sale in the United States or Canada. Neither this press release nor any copy of it is for distribution, directly or indirectly, in, or into the United States or to any US Person (as defined in Regulation S) or into Canada, any failure to comply with this restriction may constitute a violation of US or Canadian Securities Laws.

The securities are not being offered in, or to any resident of Canada, and no solicitations or expressions of interest will be accepted from any resident of Canada. There are restrictions governing the resale in Canada of the Notes and underlying common shares. If any conversion rights are exercised within such period of 4 months and 1 day following the closing of the Offering, any certificates issued in respect of the common shares will bear the legend set forth in the terms and conditions governing the Notes.

For more information please contact:

John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701

Petrominerales

Petrominerales Ltd.
Teleport Business Center – Torre B,
Calle 113 No 7-45, Piso 15
Bogotá D.C., Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END